July 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Yong Kim, Karl Hiller, John Coleman, Claudia Rios, and Mitchell Austin

Re:	Responses to the Securities and Exchange Commission Staff Comments dated April 4, 2023, regarding 1397468 B.C. Ltd. Draft Registration Statement on Form 20-F Submitted March 8, 2023 CIK No. 0001966983

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the April 4, 2023 letter regarding the above-referenced Draft Registration Statement on Form 20-F (the "Form 20-F") of 1397468 B.C. Ltd. (the "Company", "we," "our," or "us") submitted on March 8, 2023 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F, responding to the Staff's comments and including certain other revisions and updates to the Form 20-F.

For your convenience, the Staff's comment is included below and we have numbered our response accordingly. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Draft Registration Statement on Form 20-F submitted March 8, 2023

Explanatory Note, page 3

Staff Comment No. 1.

We note your statement that Fractional Common Shares will not be distributed pursuant to the Arrangement and that the number of any such shares to be issued to LAC Shareholders will be rounded down to the nearest whole share in the event that any LAC Shareholder is entitled to a fractional share representing less than a whole share. Please revise to clarify whether LAC Shareholders entitled to fractional shares will receive cash in lieu fractional shares.

Company's Response:

In response to the Staff's comment, we have removed the discussion of fractional shares because no LAC Shareholders will be entitled to fractional shares.

Staff Comment No. 2.

We note your reference to Item 9.B for more information on the Company's incentive securities. Item 9.B addresses the Plan of Distribution, and is currently marked as not applicable, while it appears that Item 6.B discusses compensation and incentive securities in more detail. Please revise accordingly.

Company's Response:

In response to the Staff's comment, we have revised the reference to properly refer to Item 6.B for more information on the Company's incentive securities.

Risk Factors

Risks Relating to the Company and the Spin-Out Business

The Company may be subject to geopolitical risks, page 7

Staff Comment No. 3.

You disclose here that Ganfeng Lithium Co., Ltd. is a significant shareholder and is based in China. As soon as practicable, please revise to disclose Ganfeng's expected beneficial ownership following the spin-off and clarify any board nomination or appointment rights of Ganfeng. Additionally, please ensure you summarize any material agreements with Ganfeng and consider whether any such agreements are required to be filed as exhibits.

Company's Response:

We have removed references to Ganfeng Lithium Co., Ltd. ("Ganfeng") as a significant shareholder of the Company as it will not be one. It is anticipated that Ganfeng will hold no more than 9.4% in the issued and outstanding share capital of the Company following the completion of the Arrangement. Unlike General Motors Holdings LLC, Ganfeng does not and will not: (i) hold any convertible securities of the Company, (ii) hold any rights to increase its interest in the share capital of the Company above 10%, (iii) have any board nomination or appointment rights with respect to the Company or any of its subsidiaries, or (iv) have any commercial relationship in respect of the Thacker Pass Project. Other than the lock-up agreement to be entered into among Ganfeng, Lithium Americas Corp. and the Company, disclosure of which has been added to the Form 20-F, there are no material agreements between Ganfeng and the Company to be summarized in the Form 20-F or filed as exhibits.

The company may lose its foreign private issuer status, page 19

Staff Comment No. 4.

We note that you indicate that you are a "foreign private issuer" and note that you may have more onerous regulatory and reporting requirements in the United States if you lose this status. Please revise to describe how and when you may lose your status as a "foreign private issuer." For example, discuss whether your interest in the Thacker Pass Project (i.e., a project with assets based in the U.S.) may make it more likely for you to lose "foreign private issuer" status.

Company's Response:

In response to the Staff's comment, we have revised the disclosure to include how and when the Company may lose its status as a "foreign private issuer."

Staff Comment No. 5.

You also state here that losing FPI status would make it so you are no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States. As you are not currently utilizing a multijurisdictional disclosure system form for this registration statement, please revise to clarify whether you intend to utilize multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States in the future.

Company's Response:

In response to the Staff's comment, we have revised the disclosure to clarify that the Company will not be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States in the future if the Company loses its foreign private issuer status.

Information on the Company

Commercial Agreements, page 27

Staff Comment No. 6.

In addition to the agreements you describe as material contracts in Item 10.C of your registration statement, we note that you have also entered into agreements with Sawtooth Mining LLC, EXP, ITAC, M3, EDG and Aquatech. For each of these agreements, please tell us what consideration you have given to filing these agreements as exhibits. Consider Instruction 4(b) of Instructions as to Exhibits of Form 20-F.

Company's Response:

In response to the Staff's comment, we have considered whether the agreements with Sawtooth Mining LLC, EXP, ITAC, M3, EDG and Aquatech are material contracts to be filed as exhibits to the Form 20-F. We have determined that these agreements are not material contracts because they were entered into in the ordinary course of the Company's business and the Company's business will not be substantially dependent on any of the agreements.

D. Property, Plants and Equipment

Detailed Property Description, page 28

Staff Comment No. 7.

We note your disclosure identifying eight qualified person firms that prepared the Technical Report Summary at Exhibit 15.1, also indicating that all of these firms are independent companies and not associates or affiliates of Lithium Americas Corp ("LAC") or any associated company of LAC. However, the consents that you have filed at Exhibits 15.2 through 15.11 are from individuals rather than firms. Please expand your disclosure to identify the employer of each individual and to provide the representations prescribed by Item 1302(b)(5) of Regulation S-K with respect to each individual in addition to your present disclosure concerning the firms.

Company's Response:

In response to the Staff's comment, we have revised the disclosure to identify the employer of each individual and to provide the representations prescribed by Item 1302(b)(5) of Regulation S-K with respect to each individual.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 71

Staff Comment No. 8.

We note that you incorporate by reference a discussion of the Arrangement Agreement with LAC. Please revise to separately summarize the material terms of the Arrangement Agreement in this section. Additionally, please revise to summarize the material terms of your transitional services agreement and tax cooperation and indemnification agreement with Remainco.

Company's Response:

In response to the Staff's comment, while we do not believe the transitional services agreement is a material contract because the services to be provided and the term of the agreement will be limited, we have included summaries of the material terms of the Arrangement Agreement, the transitional services agreement and tax cooperation and indemnification agreement in the Form 20-F.

Item 19. Exhibits, page 90

Staff Comment No. 9.

We note that you have filed as Exhibits 15.2 through 15.11 consents from ten individuals as qualified persons associated with the Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project that you have filed as Exhibit 15.1.

However, the title page, Table 2-1, and Table 2-2 of the Technical Report Summary include the names of eight third party consulting firms as the responsible parties for various sections of the Technical Report Summary, although Daniel Roth is also specifically identified as a qualified person on page 242.

Please consult with the qualified persons involved and arrange to obtain and file a Technical Report Summary that includes signatures of the appropriate qualified person firms and individuals, to comply with Item 1302(b)(1) of Regulation S-K, and address the requirements in Item 1302(b)(4)(iii) of Regulation S-K, regarding consents of such third- party qualified person firms, if such firms have signed the Technical Report Summary.

The consents of individual qualified persons should be updated to include the names of the third party firm employers.

Company's Response:

In response to the Staff's comment, we have filed consents from the eight third party consulting firms as new exhibits to the Form 20-F, replacing the prior consents of individuals.

Financial Statements, page F-3

Staff Comment No. 10.

Please update your filing to include audited financial statements for the fiscal year ended December 31, 2022 to comply with Item 8.A.4 of Form 20-F.

Company's Response:

In response to the Staff's comment, we have included audited financial statements for the fiscal year ended December 31, 2022.

Exhibits

Staff Comment No. 11.

We note that LAC North America has certain commitments for royalty and other payments to be made on the Thacker Pass project as set out on page F-17. Please ensure you discuss these royalty provisions in response to Item 5 of Form 20-F and file agreements relating to these royalty provisions as exhibits or advise.

Company's Response:

In response to the Staff's comment, we have included discussion of these royalty provisions in Item 5.B of the Form 20-F. We have determined that the agreements relating to the royalty provisions are not material contracts.

General

Staff Comment No. 12.

You indicate on the cover page that you qualify as an "emerging growth company." Please revise your registration statement to describe how and when you may lose emerging growth company status and provide a brief description of the exemptions available to you as an emerging growth company.

Company's Response:

In response to the Staff's comment, we have revised the disclosure to describe how and when we may lose emerging growth company status and provide a brief description of the exemptions available to us as an emerging growth company.

Staff Comment No. 13.

Please provide an analysis of whether the distribution of Common Shares of the Company to the shareholders of LAC constitutes a sale under Section 2(a)(3) of the Securities Act. In this regard, explain whether the transactions in connection with the distribution would fundamentally alter the nature of LAC shareholders' investment such that the shareholders are providing value for the Company's shares. For example, discuss the shareholders' economic and voting interests in LAC prior to the transactions compared to their economic and voting interests in Remainco and the Company after the transactions. In order to assist us in our assessment, please file the arrangement agreement, or a form of this agreement, as soon as practicable.

Company's Response:

The issuance of the common shares of the Company to the shareholders of LAC shall be accomplished pursuant to a court approved plan of arrangement in Canada in reliance on the exemption from registration of the Securities Act of 1933, as amended (the "Securities Act"), found in Section 3(a)(10) of the Securities Act.

In response to the Staff's comment, the Company has filed the Arrangement Agreement as an exhibit to the Form 20-F. The same exhibit includes the detailed plan of arrangement.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at 604-785-4453 or alexi.zawadzki@lithiumamericas.com, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376 or guttman.james@dorsey.com.

Sincerely, 1397468 B.C. Ltd.

/s/ Alexi Zawadzki

Alexi Zawadzki

cc:    James Guttman, Dorsey & Whitney LLP